Bank of Bermuda announces
Special General Meeting of Shareholders

(Hamilton, Bermuda, 17 November 2003) The Bank of Bermuda Limited (BBDA:NASDAQ;BOB:BSX) announces today that a Special General Meeting (SGM) of shareholders will be held on Monday 16 February, 2004 at 2pm (BDA time) at the Fairmont Hamilton Princess Hotel, Pembroke, Bermuda, to consider and vote on the proposed acquisition of Bank of Bermuda by HSBC Holdings plc.

Shareholders of record at the close of business on 24 November 2003 will be entitled to vote.

Official Notice of the SGM, together with shareholder materials will be mailed to shareholders in early December.

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Notes to Editors:

•	Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 17 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa, Tokyo, Bahrain and Switzerland. Listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB), Bank of Bermuda has total assets of $10.9 billion (as at 30 June 2003) and over $100 billion in assets under administration.

•	Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

Press Release

Media contact: Peter Smith
Bank of Bermuda
Telephone: (+441) 299 6006
Fax: (+441) 299 6559
E-mail: peter.smith@bankofbermuda.com